UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date April 28, 2008	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan
Principal Financial Officer and Principal Accounting Officer

*	Print the name and title under the signature of the signing officer.

FOR IMMEDIATE RELEASE

Gushan Environmental Energy Limited

Begins Construction of Production Plants

in Chongqing and Hunan

New York, April 28, 2008 – Gushan Environmental Energy Limited (“Gushan”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, today announced that it has commenced construction of new biodiesel production plants at its Chongqing and Hunan sites. Gushan expects that both plants will commence production in the fourth quarter of 2008. The Chongqing and Hunan plants are expected to add an aggregate of 60,000 tons (or 30,000 tons each) to Gushan’s annual biodiesel production capacity.

Jianqiu Yu, Chairman of Gushan, said, “We are very proud of our ability to execute our business plans and are pleased to confirm that our 2008 capacity expansion plan remains on track. Our commencement of construction of our Chongqing and Hunan plants, together with our targeted commencement of biodiesel production at our Shanghai plant in June 2008 and our targeted increase in capacity at our Beijing plant in the fourth quarter of this year, keep us on schedule to reach our capacity goal of 400,000 tons by the end of 2008. Furthermore, we are also pleased to report that our Beijing plant, which commenced production in late January 2008, has been operating at full capacity since the beginning of March 2008.”

“Although we are aware of another operator in the PRC biodiesel sector recently reporting material adverse changes in its operating conditions, we have not experienced similar changes in our operating conditions. The underlying trends in both our raw materials costs and selling prices for our products remain the same as we have previously reported in our public filings and in our conference call with investors for our 2007 year end results in March 2008,” said Mr. Yu.

Gushan expects to release the financial results for its 2008 first fiscal quarter ended March 31, 2008 in the middle of May 2008.

About Gushan Environmental Energy Limited

Gushan Environmental Energy is China’s largest producer of biodiesel, as measured by annual production capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates four production facilities in Sichuan, Hebei, Fujian provinces and Beijing with a combined annual production capacity of 240,000 tons, or approximately 72 million gallons. The company targets to increase its annual production capacity to 400,000 tons, or approximately 120 million gallons by the end of 2008 with the expansion or addition of new production facilities in Beijing, Shanghai, Hunan and Chongqing.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our production capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact:

US

Athanasia Sfikas

Hill & Knowlton (New York)

Tel: (1) 212 885 0415

Email: athanasia.sfikas@hillandknowlton.com

Asia

Hoi Ni Kong

Hill & Knowlton (Hong Kong)

Tel: (852) 2894 6323

Email: hoini.kong@hillandknowlton.com.hk